Infosys®

INFOSYS TECHNOLOGIES LIMITED
Electronics City, Hosur Road
Bangalore 560 100, India
Tel.: 91 80 2852 0261
Fax: 91 80 2852 0362
www.infosys.com

April 13, 2010

Dear member,

You are cordially invited to attend the twenty-ninth Annual General Meeting of the members to be held on Saturday, June 12, 2010 at 3.00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India.

The Notice for the meeting, containing the business to be transacted, is enclosed herewith.

Members with disabilities who require assistance at the Annual General Meeting are requested to contact:

Charles Henry Hawkes
Vice President and Regional Head – Facilities
Infosys Technologies Limited
Electronics City, Hosur Road
Bangalore 560 100, India
Tel.: 91 80 2852 0261 Extn.: 2250
Mobile: 91 98450 15990

Very truly yours,

N. R. Narayana Murthy
Chairman and Chief Mentor

Encl.: Notice

Notice

Notice is hereby given that the twenty-ninth Annual General Meeting (AGM) of the members of Infosys Technologies Limited will be held on Saturday, June 12, 2010, at 3.00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, to transact the following business:

Ordinary business

Item no. 1 – Adoption of accounts

To receive, consider and adopt the Balance Sheet as at March 31, 2010, the Profit and Loss account for the year ended on that date and the Report of the Directors' and the Auditors' thereon.

Item no. 2 – Declaration of dividend

To declare a final dividend for the financial year ended March 31, 2010.

Item no. 3 – Re-appointment of N. R. Narayana Murthy

To appoint a director in place of N. R. Narayana Murthy, who retires by rotation and, being eligible, seeks re-appointment.

Item no. 4 – Re-appointment of Prof. Marti G. Subrahmanyam

To appoint a director in place of Prof. Marti G. Subrahmanyam, who retires by rotation and, being eligible, seeks re-appointment.

Item no. 5 – Re-appointment of S. Gopalakrishnan

To appoint a director in place of S. Gopalakrishnan, who retires by rotation and, being eligible, seeks re-appointment.

Item no. 6 – Re-appointment of S. D. Shibulal

To appoint a director in place of S. D. Shibulal, who retires by rotation and, being eligible, seeks re-appointment.

Item no. 7 – Re-appointment of T. V. Mohandas Pai

To appoint a director in place of T. V. Mohandas Pai, who retires by rotation and, being eligible, seeks re-appointment.

Item no. 8 – Appointment of Statutory Auditors

To appoint auditors to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration and to pass the following resolution thereof:

"Resolved that B S R & Co., Chartered Accountants, be and are hereby re-appointed as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting to the conclusion of the next Annual General Meeting on such remuneration as may be determined by the Board of Directors in consultation with the Auditors, and the remuneration may be paid on a progressive billing basis to be agreed between the Auditors and the Board of Directors."

Special business

Item no. 9 – Re-appointment of T. V. Mohandas Pai as whole-time director

To consider and if thought fit, to pass with or without modification(s), the following resolution as ordinary resolution

Resolved that pursuant to the provisions of Sections 198, 269, 309, 310 and 311, Schedule XIII, and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modifications or reenactment thereof, for the time being in force) and subject to such sanctions and approvals as may be necessary, approval of the Company be and is hereby accorded to the re-appointment of T. V. Mohandas Pai, as director in the whole-time employment of the Company for a further period of five years, with effect from May 27, 2010, as per the terms and conditions as stated in the explanatory statement and on the remuneration set out as follows:

1. Salary per month – Rs. 3,00,000/- in the scale of Rs. 3,00,000/- to Rs. 5,00,000/-.
2. Bonus – T. V. Mohandas Pai shall be entitled to a bonus of up to a maximum of 20% of the salary, payable quarterly or at other intervals, as may be decided by the Board of Directors (Board).
3. Company performance linked incentive – T. V. Mohandas Pai shall be entitled to the company performance linked incentive, payable quarterly or at other intervals, as may be decided by the Board.
4. Individual performance linked incentive – T. V. Mohandas Pai shall be entitled to the individual performance linked incentive, payable quarterly or at other intervals, as may be decided by the Board.
5. Long-term bonus plan – T. V. Mohandas Pai shall be entitled to a bonus payment, as may be decided by the Board, pursuant to the terms of the long-term bonus plan applicable for the senior officers of the Company.

Perquisites and allowances:

T. V. Mohandas Pai shall be entitled to the following perquisites and allowances:

a. Housing – Furnished / unfurnished residential accommodation or house rent allowance up to 10% of the salary in lieu thereof. The expenditure incurred by the Company on gas, electricity, water and furnishings, if any, shall be valued as per Income Tax Rules, 1962.
b. Medical reimbursement / allowance – Reimbursement of actual expenses for self and family and / or allowance will be paid as decided by the Board from time to time.
c. Leave travel concession / allowance – For self and family once in a year, as decided by the Board from time to time.
d. Club fees – Fees payable subject to a maximum of two clubs.
e. Provision for driver / driver's salary allowance – As per the rules of the Company.
f. Personal accident insurance – As per the rules of the Company.

Other benefits:

a. Earned / privilege leave – As per the rules of the Company.
b. Company's contribution to provident fund and superannuation fund – As per the rules of the Company.
c. Gratuity – As per the rules of the Company.
d. Encashment of leave – As per the rules of the Company.
e. Company car and telephone – Use of the Company's car and telephone at the residence for official purposes, as per the rules of the Company.

Resolved further that the Board of Directors of the Company be and are hereby authorized to vary, alter or modify the different components of the above-stated remuneration as may be agreed to by the Board of Directors and T. V. Mohandas Pai.

Resolved further that notwithstanding the statements made above where in any financial year closing on and after March 31, 2011, the Company incurs a loss or its profits are inadequate, the Company shall pay to T. V. Mohandas Pai the remuneration by way of salary, performance bonus and other allowances not exceeding the limits specified under Paragraph 2 of Section II, Part II of Schedule XIII of the Companies Act, 1956 (including any statutory modifications or re-enactments thereof, for the time being in force), or such other limits as may be prescribed by the government from time to time as minimum remuneration.

Item no. 10 – Re-appointment of Srinath Batni as whole-time director

To consider and if thought fit, to pass with or without modification(s), the following resolution as ordinary resolution

Resolved that pursuant to the provisions of Sections 198, 269, 309, 310 and 311, Schedule XIII, and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modifications or reenactment thereof, for the time being in force) and subject to such sanctions and approvals as may be necessary, approval of the Company be and is hereby accorded to the re-appointment of Srinath Batni, as director in the whole-time employment of the Company for a further period of five years, with effect from May 27, 2010, as per the terms and conditions as stated in the explanatory statement and on the remuneration set out as follows:

1. Salary per month – Rs. 3,00,000/- in the scale of Rs. 3,00,000/- to Rs. 5,00,000/-.
2. Bonus – Srinath Batni shall be entitled to a bonus of up to a maximum of 20% of the salary, payable quarterly or at other intervals, as may be decided by the Board of Directors (Board).
3. Company performance linked incentive – Srinath Batni shall be entitled to the company performance linked incentive, payable quarterly or at other intervals, as may be decided by the Board.
4. Individual performance linked incentive – Srinath Batni shall be entitled to the individual performance linked incentive, payable quarterly or at other intervals, as may be decided by the Board.
5. Long-term bonus plan – Srinath Batni shall be entitled to a bonus payment, as may be decided by the Board, pursuant to the terms of the long-term bonus plan applicable for the senior officers of the Company.

Perquisites and allowances:

Srinath Batni shall be entitled to the following perquisites and allowances:

a. Housing – Furnished / unfurnished residential accommodation or house rent allowance up to 10% of the salary in lieu thereof. The expenditure incurred by the Company on gas, electricity, water and furnishings, if any, shall be valued as per Income Tax Rules, 1962.

b. Medical reimbursement / allowance – Reimbursement of actual expenses for self and family and / or allowance will be paid as decided by the Board from time to time.

c. Leave travel concession / allowance – For self and family once in a year, as decided by the Board from time to time.

d. Club fees – Fees payable subject to a maximum of two clubs.

e. Provision for driver / driver's salary allowance – As per the rules of the Company.

f. Personal accident insurance – As per the rules of the Company.

Other benefits:

a. Earned / privilege leave – As per the rules of the Company.

b. Company's contribution to provident fund and superannuation fund – As per the rules of the Company.

c. Gratuity – As per the rules of the Company.

d. Encashment of leave – As per the rules of the Company.

e. Company car and telephone – Use of the Company's car and telephone at the residence for official purposes, as per the rules of the Company.

Resolved further that the Board of Directors of the Company be and are hereby authorized to vary, alter or modify the different components of the above-stated remuneration as may be agreed to by the Board of Directors and Srinath Batni.

Resolved further that notwithstanding the statements made above where in any financial year closing on and after March 31, 2011, the Company incurs a loss or its profits are inadequate, the Company shall pay to Srinath Batni the remuneration by way of salary, performance bonus and other allowances not exceeding the limits specified under Paragraph 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956 (including any statutory modifications or re-enactments thereof, for the time being in force), or such other limits as may be prescribed by the government from time to time as minimum remuneration.

Registered office:
Electronics City
Hosur Road
Bangalore 560 100
India

Bangalore
April 13, 2010

by order of the Board of Directors
for Infosys Technologies Limited

K. Parvatheesam
Company Secretary

Notes

1. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE ANNUAL GENERAL MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE IN THE MEETING AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.
2. The instrument appointing the proxy must be deposited at the registered office of the Company not less than 48 hours before the commencement of the meeting.
3. Members / proxies should bring duly-filled Attendance Slips sent herewith to attend the meeting.
4. The Register of Directors' shareholding, maintained under Section 307 of the Companies Act, 1956, will be available for inspection by the members at the AGM.
5. The Register of Contracts, maintained under Section 301 of the Companies Act, 1956, will be available for inspection by the members at the registered office of the Company.
6. The Register of Members and Share Transfer Books will remain closed from May 29, 2010 to June 12, 2010 (both days inclusive).
7. The certificate from the Auditors of the Company certifying that the Company's 1998 Stock Option Plan and 1999 Stock Option Plan are being implemented in accordance with SEBI Guidelines, 1999 (Employees Stock Option Scheme and Employees Stock Purchase Scheme), and in accordance with the resolution of the members passed at the general meeting will be available for inspection by the members at the AGM.
8. Subject to the provisions of Section 206A of the Companies Act, 1956, dividend as recommended by the Board of Directors, if declared at the meeting, will be payable on or after June 12, 2010 to those members whose names appear on the Register of Members as on May 28, 2010.
9. Members whose shareholding is in the electronic mode are requested to direct change of address notifications and updates of savings bank account details to their respective depository participants. Members are encouraged to utilize the Electronic Clearing System (ECS) for receiving dividends.
10. Members are requested to address all correspondences, including dividend matters, to the Registrar and Share Transfer Agents,

Karvy Computershare Private Limited, Plot No. 17 to 24, Near Image Hospital, Vittalrao Nagar, Madhapur 414, Hyderabad 500081, India.

11. Members wishing to claim dividends, which remain unclaimed, are requested to correspond with K. Parvatheesam, Company Secretary, at the Company's registered office. Members are requested to note that dividends not encashed or claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will, as per Section 205A of the Companies Act, 1956, be transferred to the Investor Education and Protection Fund.

12. Infosys is concerned about the environment and utilizes natural resources in a sustainable way. We request you to update your email address with your depository participant to enable us to send you the quarterly reports via email.

Explanatory statement under Section 173(2) of the Companies Act, 1956

Item no. 9

T. V. Mohandas Pai was appointed as the whole-time director of the Company for a period of five years, which expires on May 26, 2010. As part of the initiative to create enduring leadership for the Company, the Board of Directors of the Company, at their meeting held on April 13, 2010, resolved to re-appoint T. V. Mohandas Pai as the whole-time director of the Company for a further period of five years, commencing from May 27, 2010.

The appointment is subject to the approval of members. The terms and conditions of his appointment are as follows:

1. Period of appointment – Five years beginning May 27, 2010 and ending on May 26, 2015.
2. Details of remuneration – As provided in the statements made in the resolution.
3. The agreement, executed between the Company and T. V. Mohandas Pai, may be terminated by either party by giving six months' notice in writing of such termination.
4. T. V. Mohandas Pai shall perform such duties as shall from time to time be entrusted to him, subject to the superintendence, guidance and control of the Board of Directors and he shall perform such other duties as shall from time to time be entrusted to him by the Board of Directors and / or the Chairman or the Chief Executive Officer.

No director, except T. V. Mohandas Pai, is deemed to be interested or concerned in his re-appointment and remuneration payable to him as a director in whole-time employment. The terms of re-appointment of T. V. Mohandas Pai, as stated in this notice, may be treated as the abstract of terms and conditions of re-appointment and memorandum of interest under Section 302 of the Companies Act, 1956. The copies of relevant resolutions of the Board and agreement with respect to the re-appointment is available for inspection by members at the registered office of the Company during working hours on any working day till the date of this AGM.

The Board accordingly recommends the resolution as set out in Item 9 of the Notice for approval of the members.

Item no. 10

Srinath Batni was appointed as the whole-time director of the Company for a period of five years, which expires on May 26, 2010. As part of the initiative to create enduring leadership for the Company, the Board of Directors of the Company, at their meeting held on April 13, 2010, resolved to re-appoint Srinath Batni as the whole-time director of the Company for a further period of five years, commencing from May 27, 2010.

The appointment is subject to the approval of members. The terms and conditions of his appointment are as follows:

1. Period of appointment – Five years beginning May 27, 2010 and ending on May 26, 2015, subject to retirement policy of the Company.
2. Details of remuneration – As provided in the statements made in the resolution.
3. The agreement, executed between the Company and Srinath Batni, may be terminated by either party by giving six months' notice in writing of such termination.
4. Srinath Batni shall perform such duties as shall from time to time be entrusted to him, subject to the superintendence, guidance and control of the Board of Directors and he shall perform such other duties as shall from time to time be entrusted to him by the Board of Directors and / or the Chairman or the Chief Executive Officer.

No director, except Srinath Batni, is deemed to be interested or concerned in his re-appointment and remuneration payable to him as a director in whole-time employment. The terms of re-appointment of Srinath Batni, as stated in this notice, may be treated as the abstract of terms and conditions of re-appointment and memorandum of interest under Section 302 of the Companies Act, 1956. The copies of relevant resolutions of the Board and agreement with respect to the re-appointment is available for inspection by members at the registered office of the Company during working hours on any working day till the date of this AGM.

The Board accordingly recommends the resolution as set out in Item 10 of the Notice for approval of the members.

Registered office:
Electronics City
Hosur Road
Bangalore 560 100
India

Bangalore
April 13, 2010

by order of the Board of Directors
for Infosys Technologies Limited

K. Parvatheesam
Company Secretary

Additional information on directors recommended for re-appointment



N. R. Narayana Murthy

Profile and expertise in specific functional areas

N. R. Narayana Murthy is the Founder-Chairman of Infosys Technologies Limited, a global software consulting company headquartered in Bangalore, India. He founded Infosys in 1981. Under his leadership, Infosys was listed on NASDAQ in 1999.

Narayana Murthy articulated, designed and implemented the Global Delivery Model (GDM) which has become the foundation for the huge success in IT services outsourcing from India. He has led key corporate governance initiatives in India. He is an IT advisor to several Asian countries.

He serves on the boards of Unilever, HSBC, Ford Foundation and the UN Foundation. He also serves on the boards of Cornell University, Wharton School, Singapore Management University, Indian School of Business, Hyderabad, Indian Institute of Management Technology, Bangalore and INSEAD.

The Economist ranked Narayana Murthy among the ten most-admired global business leaders in 2005. He topped the Economic Times list of India's most powerful CEOs for three consecutive years – 2004 to 2006. He has been awarded the Padma Vibhushan by the Government of India, the Légion d'honneur by the Government of France, and the CBE by the British government. He is the first Indian winner of Ernst and Young's World Entrepreneur of the Year award and the Max Schmidheiny Liberty prize, and has appeared in the rankings of businessmen and innovators published by India Today, Business Standard, Forbes, BusinessWeek, Time, CNN, Fortune and Financial Times. He is a Fellow of the Indian National Academy of Engineering and a foreign member of the US National Academy of Engineering.

Narayana Murthy received a bachelor's degree in Electrical Engineering from Mysore University and a master's degree in Electrical Engineering from Indian Institute of Technology, Kanpur.

Companies (other than Infosys) in which N. R. Narayana Murthy holds directorship and committee memberships

Directorships	Chairperson of Board committees
Infosys Technologies (China) Co. Limited	None
Infosys Consulting Inc	**Member of Board committees**
HSBC Holdings Plc.	None
Unilever Plc.	
Unilever N. V.	
National Payments Corporation Limited	
Catamaran Management Services Private Limited	

Shareholding in the Company

N. R. Narayana Murthy holds 23,79,672 equity shares of the Company.



Prof. Marti G. Subrahmanyam

Profile and expertise in specific functional areas

Marti G. Subrahmanyam has served as one of the directors on our Board since April 1998. Prof. Subrahmanyam is the Lead Independent Director on our Board.

Prof. Subrahmanyam is the Charles E. Merrill Professor of Finance, Economics and International Business in the Stern School of Business at New York University.

Prof. Subrahmanyam has published numerous articles and books in the areas of corporate finance, capital markets and international finance. He has been a visiting professor at leading academic institutions around the world, including, most recently, the University of Melbourne, LUISS Guido Carli and Singapore Management University. He has served and continues to serve on the editorial boards of many academic journals and was the founding editor of the Review of Derivatives Research. Prof. Subrahmanyam has won many teaching awards, including New York University's Distinguished Teaching Medal. He has served and continues to serve as a consultant to several corporations, industrial groups and financial institutions around the world. Prof. Subrahmanyam serves as an advisor to several international and government organizations.

Prof. Subrahmanyam also serves as a director on the boards of ICICI Bank Limited, ICICI Prudential Life Insurance Company Limited, and Nomura Asset Management (USA.) Inc.

Prof. Subrahmanyam received a Mechanical Engineering degree from IIT, Madras, a post-graduate diploma in Management from the Indian Institute of Management, Ahmedabad and a Ph.D in Finance and Economics from the Massachusetts Institute of Technology.

Companies (other than Infosys) in which Prof. Marti G. Subrahmanyam holds directorship and committee memberships

Directorships	Chairperson of Board committees
ICICI Bank Limited	Nomura Asset Management (USA) Inc *Risk Committee*
ICICI Prudential Life Insurance Company	ICICI Prudential Life Insurance Company *Risk Committee*
AGM India Advisors Private Limited	**Member of Board committees**
Metahelix Life Sciences (P) Limited	ICICI Bank Limited *Risk Committee* *Board Governance & Remuneration*
Nomura Asset Management (USA) Inc	ICICI Prudential Life Insurance Company *Board Compensation & Nomination*
Vayana Enterprises (P) Limited	Oceanic Bank (U.K.) Limited *Risk, Audit & Compliance*
Oceanic Bank (U.K.) Limited	

Shareholding in the Company

Prof. Marti G. Subrahmanyam holds 17,500 American Depositary Shares of the Company.



S. Gopalakrishnan

Profile and expertise in specific functional areas

S. Gopalakrishnan is one of the co-founders of Infosys Technologies Limited. As Chief Executive Officer, he plays a key role in defining the Company's strategy through using technology and innovation continuously to maintain its leadership in the industry.

On June 22, 2007, Gopalakrishnan took over from Nandan M. Nilekani as the CEO and Managing Director of Infosys Technologies Limited. He previously served as Chief Operating Officer (since April 2002), and as the President and Joint Managing Director (since August 2006). His responsibilities included customer services, technology, investments and acquisitions.

His initial responsibilities at Infosys included management of design, development, implementation and support of information systems for clients in the consumer products industry in the U.S. Between 1987 and 1994, he headed the technical operations of KSA/ Infosys (a joint venture between Infosys and KSA at Atlanta, U.S.) as Vice President (Technical). In 1994, he returned to India and was appointed Deputy Managing Director of the Company.

Gopalakrishnan is currently the Chairman of the Indian Institute of Information Technology and Management (IIITM), Kerala, and Vice Chairman of the Board for Information Technology Education Standards (BITES) set up by the Government of Karnataka. He is the Chairman of the Confederation of Indian Industry's (CII) Southern Regional Council. He is also a member of ACM, IEEE and IEEE Computer Society.

He holds a master's degree in Physics and Computer Science from the Indian Institute of Technology, Madras.

Companies (other than Infosys) in which S. Gopalakrishnan holds directorship and committee memberships

Directorships	Chairperson of Board committees
None	None
	Member of Board committees
	None

Shareholding in the Company

S. Gopalakrishnan holds 66,56,726 equity shares of the Company.



S. D. Shibulal

Profile and expertise in specific functional areas

S. D. Shibulal is one of the co-founders and a member of the Board of Directors of Infosys Technologies Limited. He has over three decades of IT leadership experience. He has played a pivotal role in the Infosys journey and a significant role in the evolution of the GDM which is now the de-facto industry standard for delivery of outsourced IT services.

Shibulal started his Infosys journey in 1981 by first spearheading its project management, followed by client relationships in North American region for a decade. He followed this with a five-year sabbatical with Sun Microsystems between 1991 and 1996, where he was responsible for designing and implementing their first e-commerce application among other significant contributions. In 1997, on his return to Infosys, he established and headed the Internet Consultancy practice. He moved on to serve several leadership roles at the group level, firstly as the Worldwide Head of Customer Delivery and later as Group Head, Worldwide Sales and Customer Delivery. Over the years, he has been known to foster innovation, leadership, teamwork and work ethics within the organization.

On June 22, 2007, he took over from S. Gopalakrishnan as Chief Operating Officer and has been serving this role since. His focus has been on increasing competitiveness, improving customer experience, improving employee engagement and further increasing the depth of services.

Shibulal received a master's degree in Physics from the University of Kerala and an MS in Computer Science from the University of Boston. He is a member of several international forums, namely, the International Board of Foundation, Globethics.net; the global Corporate Governance Forum's Private Sector Advisory Group and the Metropolitan College Dean's advisory Board, Boston University.

Companies (other than Infosys) in which S. D. Shibulal holds directorship and committee memberships

Directorships	Chairperson of Board committees
Infosys BPO Limited	None
	Member of Board committees
Infosys Technologies (China) Co. Limited	None
Infosys Consulting Inc	
Infosys Consulting India Limited	
Infosys Technologies (Sweden) AB	
Infosys Public Services Inc	

Shareholding in the Company

S. D. Shibulal holds 24,69,711 equity shares of the Company.



T. V. Mohandas Pai

Profile and expertise in specific functional areas

T. V. Mohandas Pai is a member of the Board of Directors of Infosys Technologies Limited, and Head – Administration, Education & Research, Finacle, Human Resources and Infosys Leadership Institute.

Mohan joined Infosys in 1994 and has served as a member of the Board since May 2000. He was the Chief Financial Officer from 1994 to 2006. In 2006, he voluntarily remitted the office of CFO to lead efforts in the areas of Human Resources and Education & Research.

As the CFO, he played a strategic role in transforming Infosys into one of the world's most respected and widely known software services companies. He formulated the country's first publicly articulated

financial policy for the Company. He played a key role in branding the Company among the investor community and enhancing transparency and disclosure levels. The Infosys Annual Report, under his supervision, has won the top awards consistently from the Institute of Chartered Accounts and from the South Asian Federation of Accounts.

Mohan was an integral part of the Infosys team that enabled the first listing of an India-registered company on NASDAQ and the first sponsored secondary offering of American Depositary Shares by an Indian company. He was voted 'CFO of the Year' in 2001 by IMA India. He won the 'Best CFO in India' award from Finance Asia in 2002, and 'Best Chief Financial Officer in India' in the Best Managed Companies poll conducted by AsiaMoney in 2004.

Mohan has been active in working with regulators to improve the business ecosystem. He was also a member of the Kelkar Committee, constituted by the Ministry of Finance, Government of India for reforming direct taxes, the Non-Resident Taxation Committee, the High Powered Committee on e-Commerce and Taxation. He is currently a member of the Board of SEBI. He was a member of the Empowered Committee for setting up the Tax Information Network of the Government of India.

Mohan also works with the union and state governments of India in the fields of education, IT and business. He has been working with decision-makers to improve the quality of education and availability of skilled manpower.

Mohan has a keen interest in improving literacy across the country, mainly primary education. In the year 2000, he along with others founded the Akshaya Patra Foundation, Bangalore, to start a midday meal program for school children. Today the midday meal program feeds over 12,00,000 children in 7,669 government schools across seven states in India, primarily in Bangalore's rural and urban areas, Mysore, Mangalore, Hubli, Mathura, Jaipur, Baran district of Rajasthan, Nayagarh district of Orissa, Puri, Bhilai, Guwahati, Ahmedabad and Vadodara. This program aims to feed 50,00,000 children by 2020. This initiative has turned out to be the largest midday meal program in the world. He has made substantial personal contributions to this program.

Mohan is also a Trustee of the International Accounting Standards Committee Foundation, the body that oversees the International Accounting Standards Board.

Mohan holds a bachelor's degree in commerce from St. Joseph's College of Commerce, Bangalore, and a bachelor's degree in law (LLB) from Bangalore University. He is also a fellow member of Institute of Chartered Accountants of India (ICAI).

Companies (other than Infosys) in which T. V. Mohandas Pai holds directorship and committee memberships

Directorships	Chairperson of Board committees
Infosys BPO Limited	None
Infosys Technologies (China) Co. Limited	Member of Board committees
Infosys Public Services Inc	None
Manipal Universal Learning Private Limited	

Shareholding in the Company

T. V. Mohandas Pai holds 7,78,053 equity shares and 24,000 American Depositary Shares of the Company.



Srinath Batni

Profile and expertise in specific functional areas

Srinath Batni is a member of the Board of Directors of Infosys Technologies Limited and is responsible for Delivery Excellence across the Company. He is also a director of the Board of Infosys Technologies (China) Co. Limited, and Infosys Technologies (Australia) Pty Limited, an Infosys subsidiary.

Srinath joined Infosys in June 1992 as a Project Manager and has since then held several management positions. Before Infosys, he was a Project Manager, Technical Support, for the Indian subsidiary of a leading French company. He was responsible for implementing production management and materials management systems at one of India's leading public sector heavy engineering and manufacturing companies.

Srinath holds a Mechanical Engineering degree from Mysore University and a master's degree in Mechanical Engineering from the Indian Institute of Science, Bangalore.

Companies (other than Infosys) in which Srinath Batni holds directorship and committee memberships

Directorships	Chairperson of Board committees
Infosys Technologies (Australia) Pty Limited	None
	Member of Board committees
Infosys Technologies (China) Co. Limited	None

Shareholding in the Company

Srinath Batni holds 5,89,825 equity shares of the Company.

Attendance record of the directors seeking re-appointment

Directors	Number of meetings held	Number of meetings attended
N. R. Narayana Murthy	6	6
Prof. Marti G. Subrahmanyam	6	5
S. Gopalakrishnan	6	6
S. D. Shibulal	6	6
T. V. Mohandas Pai	6	6
Srinath Batni	6	6

Disclosure in terms of Clause 49(IV)(G)(ia) of the Listing Agreement

There are no inter-se relationships between the Board members.

Infosys®

INFOSYS TECHNOLOGIES LIMITED

Registered Office: Electronics City, Hosur Road, Bangalore 560 100, India

ADDITIONAL INFORMATION AND PRACTICE NOT REQUIRED UNDER THE COMPANIES ACT, 1956

Infosys' Board acknowledges the fact that not all shareholders attend the AGM and even though a proposal may have received the assent of the requisite majority of shareholders present at the AGM, the overall shareholder response to any proposal is not captured or known.

Infosys believes that determining and disclosing the overall shareholder response to the proposals placed before the shareholders in a general meeting is a valuable corporate governance practice. To this end, during the previous seven AGMs, the Company had made available a non-mandatory ballot through the postal system / internet as a channel for all shareholders to informally express their views on the resolutions tabled before the shareholders in the AGM. The non-mandatory ballot has helped the Company assess the general view of the absentee shareholders on the resolutions set out in the Notice.

The non-mandatory ballot through the internet is not in substitution of or in addition to your right as a shareholder to vote at the AGM.

The non-mandatory ballot through the internet will not have the force of a legally binding vote and will not be construed as a vote at the AGM. The result of the non-mandatory ballot through the internet will not impact the votes cast at the AGM. For your vote to be valid, ensure that you are present in person or send the nominated proxy in person to attend the AGM.

Please note that regardless of you participating in the non-mandatory ballot through the internet, you as a shareholder are entitled to attend and vote at the AGM or to appoint a proxy to attend the AGM.

The Company has appointed Parameshwar Hegde, Practicing Company Secretary, who in the opinion of the Board is a duly qualified person, as the Scrutinizer for the non-mandatory ballot through the internet. The Scrutinizer will collate all non-mandatory ballots and the results of the same will be disclosed at the AGM proceedings.

INSTRUCTIONS FOR PARTICIPATING IN THE NON-MANDATORY BALLOT THROUGH THE INTERNET

To access the non-mandatory ballot portal, please use the following URL:

From Infosys website : http://www.infosys.com/investor/agm2010.asp

From Karvy website : http://karisma.karvy.com/infosys

HOW TO VOTE

1. Shareholders will have to choose between three modes of holding – holding shares in physical form, holding shares in a demat account with a depository participant connected to National Securities Depository Limited (NSDL) or holding shares in a demat account with a depository participant connected to Central Depository Services (India) Limited (CDSL).
2. Investors having a demat account with a depository participant connected to NSDL: Enter the depository participant identification number (DP ID) and client identification number (Client ID).
   Example: DP ID – IN302902 and Client ID – 11111111
3. Investors having a demat account with a depository participant connected to CDSL: Enter the 16-digit demat account number.
   Example: Demat Account Number is 1234567832145678
4. Investors holding shares in physical form: Enter the registered folio number.
   Example: Folio – ITL000123
5. If valid entry as per Step 2, Step 3 or Step 4 above is done, you will be able to cast your ballot. Cast your ballot by clicking on the check box corresponding to each resolution and make your selection by choosing 'In Favor', 'Against' or 'Abstain' for each resolution. Alternatively, you can also click the SELECT ALL button and cast your ballot.
6. Click the SAVE / NEXT button to preview the options that you had selected in the previous step.
7. Click the SUBMIT button to cast your vote for the online ballot.
8. Investors may cast their non-mandatory ballot only once on a resolution, using a specific demat account. If an investor has multiple demat accounts, he / she will be able to participate in the non-mandatory ballot separately, for each demat account, by using the respective DP ID and Client ID.
9. The portal will be open for participation from June 1, 2010 to June 10, 2010 between 10 a.m. to 5 p.m. IST.